Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

ELAN REPORTS SECOND QUARTER 2009 FINANCIAL RESULTS

Dublin, Ireland, July 21, 2009 - Elan Corporation, plc today reported its second quarter 2009 financial results.

Elan CEO Kelly Martin said, “During the first six months of 2009, we grew revenues, added an additional approach to Alzheimer’s disease and successfully completed our strategic review with the announcement of a transformative transaction with Johnson & Johnson.  Our focus will remain squarely on a disciplined and continuous investment in science and advancing our diversified clinical portfolio to patients.”

Commenting on the second quarter results, Elan executive vice president and chief financial officer, Shane Cooke said that the company results reflected the strong performance of both the Biopharmaceuticals business and Elan Drug Technologies (EDT).  Revenues were up by 14%, led by a 30% increase in revenues from Tysabri and a 10% increase in revenues from EDT.  The increase in revenues combined with lower SG&A costs led to the company reporting a 54% reduction in operating losses and almost $20 million in positive Adjusted EBITDA for the quarter.  “We are particularly pleased to see that the initiatives implemented earlier in the year resulted in an acceleration of the growth in Tysabri, with a 55% increase in the number of net patients added compared to the first quarter 2009.”

Mr. Cooke added, “We were also delighted to announce earlier this month that we had entered a definitive agreement with Johnson & Johnson which marks the end of the strategic review that had started in January.  The completion of this transaction will give us financial resources and access to commercial infrastructure which will enable the acceleration of the development and commercialization of our pipeline and product portfolio, while allowing our existing shareholders to continue to participate in the resulting potential long term value creation. Consistent with our stated objectives, it will also de-risk our balance sheet, reduce our future costs and accelerate our return to profitability. For the full year 2009, we remain on target to record double-digit revenue growth and to be profitable on an Adjusted EBITDA basis.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Revenue (see page 8)
241.7	270.6	Product revenue	449.0	513.5
3.9	10.3	Contract revenue	11.3	12.5
245.6	280.9	Total revenue	460.3	526.0
122.0	139.4	Cost of goods sold	232.8	268.2
123.6	141.5	Gross margin	227.5	257.8

		Operating Expenses (see page 12)
76.9	69.1	Selling, general and administrative	150.9	140.1
80.1	80.9	Research and development	152.6	161.4
2.6	8.0	Other net charges (see page 13)	5.6	27.6
159.6	158.0	Total operating expenses	309.1	329.1
(36.0)	(16.5)	Operating loss	(81.6)	(71.3)

		Net Interest and Investment Gains and Losses
33.5	35.8	Net interest expense	68.0	69.6
(0.5)	—	Net investment (gains)/losses	2.8	—
33.0	35.8	Net interest and investment gains and losses	70.8	69.6

(69.0)	(52.3)	Net loss before tax	(152.4)	(140.9)
2.5	15.9	Provision for income taxes	4.6	29.9
(71.5)	(68.2)	Net loss	(157.0)	(170.8)

(0.15)	(0.14)	Basic and diluted net loss per ordinary share	(0.33)	(0.36)
473.1	475.9	Basic and diluted weighted average number of ordinary shares outstanding (in millions)	472.4	475.7

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m

(71.5)	(68.2)	Net loss	(157.0)	(170.8)
33.5	35.8	Net interest expense	68.0	69.6
2.5	15.9	Provision for income taxes	4.6	29.9
17.1	19.1	Depreciation and amortization	34.1	38.2
(1.1)	(0.3)	Amortized fees	(2.3)	(0.4)
(19.5)	2.3	EBITDA	(52.6)	(33.5)

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
(19.5)	2.3	EBITDA	(52.6)	(33.5)
11.2	8.8	Share-based compensation	23.4	19.0
2.6	8.0	Other net charges	5.6	27.6
(0.5)	—	Net investment (gains)/losses	2.8	—
(6.2)	19.1	Adjusted EBITDA	(20.8)	13.1

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net income or loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, other net charges, and net investment gains or losses.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2008 US$m	June 30 2009 US$m
Assets
Current Assets
Cash and cash equivalents	375.3	218.4
Restricted cash and cash equivalents — current	20.2	16.8
Investment securities — current	30.5	22.7
Deferred tax assets — current	95.9	72.3
Prepaid and other current assets	240.1	288.5
Total current assets	762.0	618.7

Non-Current Assets
Intangible assets, net	553.9	535.1
Property, plant and equipment, net	351.8	342.6
Investment securities — non-current	8.1	8.4
Deferred tax assets — non-current	145.3	144.7
Restricted cash and cash equivalents — non-current	15.0	14.9
Other assets	31.5	28.9
Total Assets	1,867.6	1,693.3

Liabilities and Shareholders’ Deficit
Accounts payable, accrued and other liabilities	334.8	303.8
Long-term debt	1,765.0	1,765.0
Shareholders’ deficit(1) (see page 14)	(232.2)	(375.5)
Total Liabilities and Shareholders’ Deficit	1,867.6	1,693.3

 1) Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m

(31.6)	(39.0)	Net interest and tax	(68.0)	(75.6)
(2.6)	(8.0)	Other net charges	(5.6)	(9.7)
(6.2)	19.1	Other operating activities	(20.8)	13.1
(15.1)	(45.1)	Working capital increase	(27.6)	(27.1)
(55.5)	(73.0)	Cash flows from operating activities	(122.0)	(99.3)

(14.8)	(7.9)	Net purchases of tangible and intangible assets	(23.2)	(76.7)
20.8	2.7	Net proceeds from sale of investments	205.2	10.3
—	—	Net proceeds from product divestment	2.0	—
23.9	3.0	Cash flows from financing activities	38.6	5.2
4.7	3.4	Restricted cash and cash equivalents movement	3.9	3.6
(20.9)	(71.8)	Net cash movement	104.5	(156.9)
548.9	290.2	Beginning cash balance	423.5	375.3
528.0	218.4	Cash and cash equivalents at end of period	528.0	218.4

Overview

Operating Results

For the second quarter of 2009, total revenue increased by 14% to $280.9 million, from $245.6 million for the same period in 2008. Revenue from the Biopharmaceuticals business grew by 16% while revenue from the Elan Drug Technologies (EDT) business increased by 10%. The increase in revenue from the Biopharmaceuticals business was driven by a strong performance from Tysabri®, more than offsetting reduced sales of Azactam® and Maxipime®.  Elan’s recorded sales of Tysabri increased 30% to $173.7 million for the second quarter of 2009, from $133.4 million for the second quarter of 2008, consistent with the 27% growth in global in-market net sales of Tysabri to $253.8 million in the second quarter of 2009. The increase in revenue from the EDT business was principally related to a license fee of $7.7 million due from Acorda Therapeutics Inc. (Acorda) as a result of Acorda entering into an agreement with Biogen Idec Inc. (Biogen Idec) to develop and commercialize Fampridine-SR in all territories outside the United States. Acorda paid this license fee to Elan in July 2009.

For the second quarter of 2009, the gross margin was $141.5 million, compared to $123.6 million for the second quarter of 2008.  The increased gross margin was driven by the 30% increase in sales of Tysabri and the Fampridine-SR license fee, which more than offset the loss of gross margin as a result of reduced sales of Azactam and Maxipime.

The operating loss before other net charges for the second quarter of 2009 was $8.5 million, a decrease of 75% from $33.4 million for the second quarter of 2008.  This improved operating performance was driven by the 14% increase in revenue and the resulting increase in the gross margins.  Selling, general and administrative (SG&A) expenses declined by 10% and represented 25% of revenues down from 31% in the same quarter last year.  Research and development (R&D) costs increased slightly and included $29.1 million (2008: $26.4 million) in relation to the Alzheimer's Immunotherapy Program (AIP Program) which is the subject of the transaction with Johnson & Johnson.

The provision for income taxes was $15.9 million in the second quarter of 2009, compared to $2.5 million in the second quarter of 2008. This follows the recognition of a net deferred tax asset of $236.6 million in the fourth quarter of 2008 related to Elan’s U.S. tax loss carryforwards, due to the recent and projected future profitability of Elan's U.S. operations. The tax charge for the quarter includes a non-cash expense of $11.3 million related to that asset as the underlying loss carryforwards are utilized to shelter taxable income in the United States. Elan expects its tax expense in future periods to include similar non-cash expenses.

Adjusted EBITDA

For the second quarter of 2009, Elan reported Adjusted EBITDA of $19.1 million, compared to Adjusted EBITDA losses of $6.2 million in the same period of 2008.  The improvement principally reflects the 14% increase in revenue and improved operating margins.

A reconciliation of Adjusted EBITDA to net loss, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the Biopharmaceuticals and EDT businesses.

Strategic Alternatives

On January 13, 2009, Elan announced that the Board of Directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of Elan’s strategic alternatives.  The purpose of the engagement was to secure access to financial resources and commercial infrastructure that would enable Elan to accelerate the development and commercialization of its extensive pipeline and product portfolio while maximizing the ability of its shareholders to participate in the resulting longer-term value creation.

On July 2, 2009, following this in depth strategic review, Elan announced a definitive agreement whereby Johnson & Johnson will acquire substantially all of the assets and rights of Elan related to its AIP Program, through a newly formed Johnson & Johnson company. In addition, Johnson & Johnson will invest $1 billion in Elan in exchange for newly issued American Depositary Shares of Elan which will represent 18.4% of Elan's outstanding ordinary shares.

Johnson & Johnson will assume and continue Elan's activities with Wyeth under the AIP Program and will initially commit up to $500 million to continue the development and launch activities of bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer's disease, as well as other compounds. The agreement provides for additional funding obligations of the parties if needed.

In consideration for the transfer of these rights and assets, Elan will receive a 49.9% equity interest in the newly formed Johnson & Johnson company that will acquire the AIP Program. Elan will be entitled to a 49.9% share of the profits and certain royalty payments upon the commercialization of products under the collaboration with Wyeth.

The closing of the transaction, which is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions, is expected in the second half of 2009.

On a proforma basis, assuming the closing of this transaction, Elan’s net debt would be reduced by two-thirds, from approximately $1.5 billion to approximately $0.5 billion.

Total Revenue

For the second quarter of 2009, total revenue increased 14% to $280.9 million from $245.6 million for the same period of 2008, driven by a strong performance from both the Biopharmaceutical and EDT businesses.  Revenue from the Biopharmaceuticals business increased by 16% while revenue from the EDT business increased by 10%. Revenue is analyzed below between revenue from the Biopharmaceuticals and EDT business units.

Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
173.8	202.0	Revenue from the Biopharmaceuticals business	319.1	387.4
71.8	78.9	Revenue from the EDT business	141.2	138.6
245.6	280.9	Total revenue	460.3	526.0

Revenue from the Biopharmaceuticals business

For the second quarter of 2009, revenue from the Biopharmaceuticals business increased by 16% to $202.0 million from $173.8 million for the second quarter of 2008.  The increase was primarily driven by strong growth in Tysabri sales, which more than compensated for reduced sales of Azactam and Maxipime.

Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Product revenue
99.3	124.4	Tysabri – U.S.	185.6	240.4
34.1	49.3	Tysabri – Rest of world (ROW)	54.8	92.0
133.4	173.7	Total Tysabri	240.4	332.4
27.7	20.5	Azactam	51.9	37.7
4.1	4.6	Prialt®	7.9	8.7
8.2	2.6	Maxipime	18.3	7.6
0.4	0.6	Royalties	0.6	1.0
173.8	202.0	Total revenue from Biopharmaceuticals business	319.1	387.4

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
99.3	124.4	United States	185.6	240.4
100.7	129.4	ROW	174.1	240.9
200.0	253.8	Total Tysabri in-market net sales	359.7	481.3

For the second quarter of 2009, Tysabri in-market net sales increased by 27% to $253.8 million from $200.0 million for the same period of 2008.  The increase reflects strong patient demand across global markets.  At the end of June 2009, approximately 43,300 patients were on therapy worldwide, including approximately 22,000 commercial patients in the United States and approximately 20,700 commercial patients in the ROW, representing an increase of 8% over the approximately 40,000 patients who were on therapy at the end of March 2009.

In the second quarter of 2009, the rate of growth of net commercial patient additions accelerated with 3,400 net patients added in the second quarter, an increase of 55% over the 2,200 added in the first quarter of 2009. Of the net increase, the rate of acceleration was higher in the United States than in the European Union with approximately 1,200 added in the second quarter of 2009, an increase of 100% over the 600 that were added in the first quarter of 2009.  In the European Union, 2,200 were added in the second quarter of 2009, an increase of 38% over the 1,600 added in the first quarter of 2009.

Cumulatively, in the post-marketing setting approximately 56,500 patients have been treated with Tysabri as of the end of June 2009.  Of those patients, approximately 30,600 have received at least one year of Tysabri therapy, approximately 18,400 patients have received at least 18 months of Tysabri therapy, and 10,000 patients have received at least 24 months of Tysabri therapy.

Tysabri was developed and is being marketed in collaboration with Biogen Idec.  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri.  Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market.  Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $124.4 million for the second quarter of 2009, an increase of 25% over net sales of $99.3 million in the same period of 2008.  Almost all of these sales are for the multiple sclerosis (MS) indication.

At the end of June 2009, approximately 22,000 patients were on commercial therapy, which represents an increase of 6% over the approximately 20,800 who were on therapy at the end of March 2009 and 24% over the number of patients who were on therapy at the end of June last year.

Tysabri – ROW

In the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded net revenue of $49.3 million for the second quarter of 2009, compared to $34.1 million for the second quarter of 2008, an increase of 45%.  Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
100.7	129.4	ROW in-market sales by Biogen Idec	174.1	240.9
(63.1)	(69.7)	ROW operating expenses incurred by the collaboration	(117.5)	(128.6)
37.6	59.7	ROW operating profit incurred by the collaboration	56.6	112.3
18.8	29.8	Elan’s 50% share of Tysabri ROW collaboration operating profit	28.3	56.1
15.3	19.5	Elan’s directly incurred costs	26.5	35.9
34.1	49.3	Net Tysabri ROW revenue	54.8	92.0

At the end of June 2009, approximately 20,700 patients, principally in the European Union, were on commercial therapy, an increase of 12% over the approximately 18,500 who were on therapy at the end of March 2009 and 54% over the number of patients who were on therapy at the end of June last year.

Other Biopharmaceuticals products

Azactam revenue decreased 26% to $20.5 million for the second quarter of 2009, compared to $27.7 million for the same period of 2008. The decrease was principally due to supply shortages. Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, no generic form of Azactam has been approved to date. Elan’s sole source for Azactam has indicated it intends to cease supply of Elan’s requirements for Azactam beyond 2009.  Elan is in discussions with this supplier with respect to its obligations to supply.  If Elan is unable to resolve these differences with its supplier or is unable to obtain an alternative source of supply, its sales of Azactam will rapidly decrease.

Prialt revenue was $4.6 million for the second quarter of 2009, compared to $4.1 million for the same period of 2008, an increase of 12%.  The increase was primarily due to higher demand for the product.

Maxipime revenue decreased 68% to $2.6 million for the second quarter of 2009 from $8.2 million for the second quarter of 2008.  The decrease was principally due to generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched.

Revenue from the EDT business

For the second quarter of 2009, revenue from the EDT business increased by 10% to $78.9 million from $71.8 million for the second quarter of 2008.

Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Product revenue
		Manufacturing revenue and royalties
15.8	16.4	Tricor®	28.8	30.0
10.9	10.3	Skelaxin®	17.4	15.6
8.9	9.2	Focalin® XR / RitalinLA®	17.2	17.6
5.4	4.9	Verelan®	11.2	10.8
26.9	27.8	Other	55.3	52.1
67.9	68.6	Total manufacturing revenue and royalties	129.9	126.1

		Contract revenue
2.9	10.3	Research revenue and milestones	9.2	12.5
1.0	—	Amortized fees	2.1	—
3.9	10.3	Total contract revenue	11.3	12.5

71.8	78.9	Total revenue from the EDT business	141.2	138.6

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the second quarter of 2009 or 2008.  For the second quarter of 2009, of the total of $68.6 million (2008: $67.9 million) in manufacturing revenue and royalties, 48% (2008: 47%) consisted of royalties received on products that were not manufactured by Elan.

Research revenue and milestones includes revenue earned from performing R&D services on behalf of clients and technology licensing. The increase in the second quarter of 2009 to $10.3 million from $2.9 in the same period of 2008 was primarily related to a license fee of $7.7 million due from Acorda as a result of Acorda entering into an agreement with Biogen Idec to develop and commercialize Fampridine-SR in all territories outside the United States. Acorda paid this license fee to Elan in July 2009.

Additional analyses of the results between the Biopharmaceuticals and EDT businesses are set out in Appendices I and II. For the second quarter of 2009, Adjusted EBITDA from the EDT business increased by $11.3 million to $38.3 million from $27.0 million for the same period of 2008.  The second quarter of 2009 benefited from the Fampridine-SR license fee and lower litigation fees. EDT revenues, and their impact on Adjusted EBITDA, vary from quarter to quarter based on a number of factors including the timing of customer orders and license fees earned, and contractual in-market sales hurdles for royalties.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected.

Operating Expenses

Selling, general and administrative

Although revenues increased by 14% in the second quarter of 2009, SG&A expenses decreased by 10% to $69.1 million from $76.9 million for the same period of 2008.  The decrease principally reflects reduced litigation expenses, lower headcount from the reduction of support activities, along with continued cost control.  SG&A expense for the three and six months ended June 30, 2009 and 2008 can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
55.6	52.3	Biopharmaceuticals	107.7	105.8
10.7	8.3	EDT	21.8	16.2
4.4	4.1	Depreciation and amortization	8.3	8.2
6.2	4.4	Share-based compensation	13.1	9.9
76.9	69.1	Total	150.9	140.1

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 10.

Research and development

For the second quarter of 2009, R&D expenses slightly increased to $80.9 million from $80.1 million for the same period of 2008.  R&D expenses include $29.1 million (2008: $26.4 million) in relation to the AIP Program which is the subject of the transaction with Johnson & Johnson.

Other net charges

Other net charges for the three and six months ended June 30, 2009 and 2008 were as follows:

Three Months Ended June 30			Six Months Ended June 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
—	5.0	In-process research and development	—	5.0
2.6	3.0	Severance and restructuring charges	5.6	25.2
—	—	Asset impairment charges	—	15.4
—	—	Legal settlement gain	—	(18.0)
2.6	8.0	Total	5.6	27.6

For the second quarter of 2009, other net charges of $8.0 million primarily consist of an in-process research and development charge of $5.0 million in respect of a license fee payable under the recently executed collaboration agreement with PharmatrophiX (see page 14) and severance and restructuring charges of $3.0 million. The severance and restructuring charges primarily relate to the realignment of resources announced in the first quarter of 2009 and described further below.

For the first quarter of 2009, other net charges of $19.6 million primarily consisted of severance and restructuring charges of $22.2 million and non-cash asset impairment charges of $15.4 million, partially offset by a legal settlement gain of $18.0 million.  The legal settlement gain of $18.0 million related to an agreement with Watson Pharmaceuticals, Inc. (Watson) to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that Elan’s patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed Elan’s patent. In connection with the settlement, Elan received $18.0 million from Watson in March 2009.  The severance and restructuring charges and asset impairment charges were principally associated with the postponement of Elan’s biologics manufacturing activities, the strategic redesign and realignment of the R&D organization within Elan’s Biopharmaceuticals business, and reduction of related support activities. These adjustments resulted in a reduction in Elan’s global workforce of approximately 230 positions, or 14% of its total workforce.

In the context of the transaction with Johnson & Johnson, Elan is re-evaluating its longer term biologics manufacturing and fill-finish requirements, which may result in further non-cash asset impairment charges.  At June 30, 2009, the carrying value of these assets amounted to $47.5 million.

Movement in Shareholders’ Deficit
US$m
Balance at March 31, 2009	(323.1)
Net loss for the period	(68.2)
Share-based compensation	8.8
Movement related to defined benefit plans	2.1
Issuance of share capital	1.0
Other	3.9
Balance at June 30, 2009	(375.5)

Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Research and Development Update

During the course of 2009, Elan’s goal is to continue its progress throughout its R&D programs, including Alzheimer’s disease, Parkinson’s disease, MS and other neurodegenerative areas.

Alzheimer’s disease and other neurodegenerative diseases

In the second quarter of 2009, Elan and PharmatrophiX, a biotechnology company focused on the development of small molecule ligands for growth factor receptors relevant to neurological disorders, entered into an exclusive collaboration to research, develop and commercialize the neurologic indications of PharmatrophiX’s portfolio of compounds targeting the p75 neurotrophin receptor. The PharmatrophiX portfolio of small molecule compounds, termed p75 ligands, mimic the activity of the neurotrophins, interacting with and potentially protecting neurons that are susceptible to loss in Alzheimer’s disease. There is also the potential for applications to other neurodegenerative diseases, including Parkinson’s disease and MS.

Elan and Transition Therapeutics were issued U.S. patent number 7,521,481. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation”, and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol (ELND-005). The patent will expire in the year 2025 or later due to patent extensions.

ELND-002 is a small molecule injectible inhibitor of alpha 4 beta 1. Elan initiated a Phase I dose escalation safety study of ELND-002 in patients with hematologic malignancies.

An MRI study presented at the American Academy of Neurology April meeting showed that Tysabri promoted remyelination when compared to those receiving interferon beta-1a IM and normal controls. Damage done to the myelin sheath causes the symptoms of MS.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including any additional cases of PML), and the potential for the successful development and commercialization of additional products; whether and when the proposed transaction with Johnson & Johnson will be completed; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; whether the proposed acquisition of Wyeth by Pfizer Inc. will adversely affect Elan’s collaboration with Wyeth; competitive developments affecting Elan’s products (including, in particular, when Azactam will face generic competition); the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (in particular, whether Elan can obtain continued supplies of Azactam); trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended June 30, 2008				Three Months Ended June 30, 2009
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
173.8	67.9	241.7	Product revenue	202.0	68.6	270.6
—	3.9	3.9	Contract revenue	—	10.3	10.3
173.8	71.8	245.6	Total revenue	202.0	78.9	280.9
90.4	31.6	122.0	Cost of goods sold	109.9	29.5	139.4
83.4	40.2	123.6	Gross margin	92.1	49.4	141.5

			Operating Expenses
64.6	12.3	76.9	Selling, general and administrative(1)	59.4	9.7	69.1
68.5	11.6	80.1	Research and development	69.3	11.6	80.9
2.6	—	2.6	Other net charges	7.2	0.8	8.0
135.7	23.9	159.6	Total operating expenses	135.9	22.1	158.0
(52.3)	16.3	(36.0)	Operating (loss)/income	(43.8)	27.3	(16.5)

7.5	9.6	17.1	Depreciation and amortization	10.5	8.6	19.1
—	(1.1)	(1.1)	Amortized fees	—	(0.3)	(0.3)
9.0	2.2	11.2	Share-based compensation	6.9	1.9	8.8
2.6	—	2.6	Other net charges	7.2	0.8	8.0
(33.2)	27.0	(6.2)	Adjusted EBITDA	(19.2)	38.3	19.1

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Six Months Ended June 30, 2008				Six Months Ended June 30, 2009
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
319.1	129.9	449.0	Product revenue	387.4	126.1	513.5
—	11.3	11.3	Contract revenue	—	12.5	12.5
319.1	141.2	460.3	Total revenue	387.4	138.6	526.0
169.1	63.7	232.8	Cost of goods sold	210.2	58.0	268.2
150.0	77.5	227.5	Gross margin	177.2	80.6	257.8

			Operating Expenses
126.7	24.2	150.9	Selling, general and administrative(1)	121.3	18.8	140.1
129.1	23.5	152.6	Research and development	137.8	23.6	161.4
5.6	—	5.6	Other net charges	24.1	3.5	27.6
261.4	47.7	309.1	Total operating expenses	283.2	45.9	329.1
(111.4)	29.8	(81.6)	Operating (loss)/income	(106.0)	34.7	(71.3)

14.8	19.3	34.1	Depreciation and amortization	21.0	17.2	38.2
—	(2.3)	(2.3)	Amortized fees	—	(0.4)	(0.4)
18.4	5.0	23.4	Share-based compensation	15.0	4.0	19.0
5.6	—	5.6	Other net charges	24.1	3.5	27.6
(72.6)	51.8	(20.8)	Adjusted EBITDA	(45.9)	59.0	13.1

 (1) General and corporate costs have been allocated between the two segments.